EXHIBIT 21.1

FIRST CASH FINANCIAL SERVICES, INC.
SUBSIDIARIES

Subsidiary Name	Country/State of Incorporation	Percentage Owned By Registrant

Famous Pawn, Inc.	Maryland	100%
First Cash, S.A. de C.V.	Mexico	100%
American Loan Employee Services, S.A. de C.V.	Mexico	100%
First Cash, Ltd.	Texas	100%
First Cash Corp.	Delaware	100%
First Cash Management, LLC	Delaware	100%
First Cash, Inc.	Nevada	100%
Cash & Go, Ltd.	Texas	49.5%
Cash & Go Management, LLC	Texas	50.0%
First Cash Credit, Ltd.	Texas	100%
First Cash Credit Management, LLC	Texas	100%
FCFS MO, Inc.	Missouri	100%
FCFS OK, Inc.	Oklahoma	100%
FCFS SC, Inc.	South Carolina	100%
FCFS IN, Inc.	Indiana	100%
King Pawn, Inc.	Maryland	100%
College Park Jewelers, Inc.	Maryland	100%
Maryland Precious Metals, Inc.	Maryland	100%
All Access Special Events, LLC	Arizona	100%
FCFS CO, Inc.	Colorado	100%
LTS, Incorporated	Colorado	100%
MM-RM, Inc.	Colorado	100%
FCFS KY, Inc.	Kentucky	100%
LWC, LLC	Kentucky	100%